UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated March 10, 2014

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING

HELD ON FEBRUARY 26, 2014

Date, Time and Place: Held on February 26, 2014, at 8:30 AM, at L’Hotel, located at Alameda Campinas, 266, Jardim Paulista, City of São Paulo, State of São Paulo.

Call notice: Call notice dismissed due to the attendance of the totality of the members of the Board of Directors.

Attendance: All Board of Directors’ members in office were present: José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Julio Cesar Maciel Ramundo and Raul Calfat.

Presiding:                                      José Luciano Duarte Penido — Presiding Chairman of the Board of Directors.

Claudia Elisete Rockenbach Leal — Secretary

Agenda: In accordance with the terms of art. 17 of the Company’s Bylaws: (i) approve the updating of the Company’s Materiality Matrix; (ii) recommend to the Shareholders’ Meeting the installation of a non-permanent Fiscal Council; and (iii) analyze, discuss and vote on the conversion of the Long Term Incentive Plan into a General Stock Option Plan for shares issued by the Company for the Statutory and Non-Statutory Officers.

Resolutions: After discussion and analysis of the matters included on the Agenda, the following resolutions were passed without reservations and/or qualifications, by the unanimous vote of the Directors in order to:

(i)                 Approve the updating of the Company’s Materiality Matrix, in order to provide a most current approach to the priority issues in the Company’s performance.

(ii)              Recommend to the General Meeting, the installation of the Fiscal Council on a non-permanent basis for the fiscal year of 2014.

(iii)           Approve, under the Article 17, paragraph XIII, of the Company’s Bylaws, and based on the recommendation of the Personnel and Remuneration Committee, in accordance with the opinion of that committee, dated as of February 12, 2014, the conversion of the Long Term Incentive Plan into a General Stock Option Plan for shares issued by Fibria Celulose S.A (“Stock Option Plan”), which has the objective to align the interests and retain the Statutory and Non-Statutory Officers of the Company. The granting of Options pursuant Stock Option Plan shall always respect the maximum limit of 3% of the capital stock issued by the Company and the Board of Directors shall manage the Stock Option Plan.

The proposal of the Stock Option Plan shall be forwarded for approval by the Extraordinary General Meeting to be held on April 25, 2014.

If the Extraordinary General Meeting approves the Stock Option Plan, the Company shall disclose a Material Fact, in compliance with Article 2, line XII, of CVM Ruling 358, 2002.

Closing:  There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board. Attendance: José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Julio Cesar Maciel Ramundo and Raul Calfat.; and Claudia Elisete Rockenbach Leal — Secretary.

São Paulo, February 26, 2014

We certify that the present instrument is a true copy of the Minutes of the Ordinary Board of Directors Meeting held on February 26, 2014, recorded in the appropriate book.

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2014

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO